U.S. Bancorp Fund Services LLC
615 East Michigan Street
Milwaukee, WI 53202
July 1, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Direxion Funds File Nos.: 333-28697 and 811-08243
Dear Sir or Madam:
On behalf of Direxion Funds (the “Trust”), filed herewith is Post-Effective Amendment No. 112 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 113 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 112 is being filed for the purpose of revising the Commodity Trends Strategy Fund’s investment objective and investment strategy, the Financial Trends Strategy Fund’s benchmark in connection with a change in name and investment strategy, and revising the Direxion Long/Short Global IPO Fund’s investment strategy, in addition to certain other revisions to the Trust’s Prospectus.
Pursuant to Rule 485(a)(1), the Trust anticipates that this filing shall become effective on September 1, 2011. On or before September 1, 2011, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Amendment. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.
If you have any questions concerning the foregoing, please contact Kevin Christy of K&L Gates LLP at (202) 778—9195.
Sincerely,
/s/Adam R. Henkel
Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC
Enclosures